Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C.  20549

January 18, 2017

Attn:  Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Re:

Therapeutic Solutions International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015 Filed October 31, 2016

File No.  000-54554

Dear Mr. Kuhar:

Please see our response below to your letter of December 21, 2016:

Form 10-K for the Fiscal Year Ended December 31, 2015

General

1.

We note that you have not filed all the reports required by Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Please file your required quarterly reports on Form 10- Q for the periods ended March 31, 2016, June 30, 2016 and September 30, 2016.

Response:   The Company is currently in the process of completing our quarterly reports on Form 10- Q for the periods ended March 31, 2016, June 30, 2016 and September 30, 2016.  Our goal is to file our March 31, 2016 Form 10-Q by the end of January and file our June 30, 2016 and September 2016 Form 10-Q by March 15, 2017.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 25

2.

We note your statement that your principle executive officer and your principal financial officer have concluded that your disclosure controls and procedures were adequate. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures were effective as of December 31, 2015. Please amend the filing to include a clear statement disclosing your management’s conclusion on whether or not your disclosure controls and procedures were effective as of December 31, 2015. Refer to the guidance in Item 307 of Regulation S-K.

3.

Further, tell us how, in reaching your conclusion, you considered the fact that this Form 10-K was filed on October 31, 2016, well outside the time periods specified in the rules and forms of the SEC. Please refer to Exchange Act Rule 13a-15(e) which indicates that effective disclosure controls and procedures would ensure that information required to be disclosed by the issuer in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Response to items 2 & 3:  We are in the process of final review of a revised Item 9A, Controls and Procedures, for our Form 10-K for the year ended December 31, 2015. We intend to file an amended Form 10-K for the year ended December 31, 2015 no later than January 24, 2017.

4093 Oceanside Blvd., Suite B. Oceanside, CA  92056

Gerry B. Berg

Therapeutic Solutions International, Inc. January 18, 2017

Management's Annual Report on Internal Control over Financial Reporting, page 25

4.

We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment as required by Item 308(a)(2) of Regulation S-K. Please tell us the COSO framework used by your management - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013, and revise the report in future filings to identify the framework used.

Response:  Our Management´s Report on Internal Control over Financial Reporting will use the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Updated Framework issued in 2013 for our Form 10-Q and Form 10-K filings for 2016 and 2017.

Sincerely,

/s/ Gerry B. Berg

Gerry B. Berg

Chief Financial Officer

Therapeutic Solutions International, Inc.

4093 Oceanside Blvd., Suite B. Oceanside, CA  92056